EXHIBIT 4.2

AMENDMENT NO. 1 TO WARRANT TO PURCHASE COMMON STOCK

This Amendment No. 1 to Warrant to Purchase Common Stock (“Amendment”) is made, delivered, and effective as of August 6, 2012, by and between Biolase, Inc., a Delaware corporation (“Company”) and Comerica Ventures Incorporated, a California corporation (“Comerica Ventures”) in order to amend the Warrant to Purchase Common Stock dated May 24, 2012, issued by Company to Comerica Bank, a Texas banking association (“Warrant”), which Warrant has been transferred to Comerica Ventures.

For valuable consideration, Company and Comerica Ventures agree as follows:

1. The Warrant Price, as set forth on page 1 of the Warrant, is hereby amended to be $2.00 per share.

2. Section 1.5.2(b) of the Warrant is amended entirely to read as follows:

“(b) If the Acquirer refuses to assume this Warrant in connection with the Acquisition, the Company shall give Holder an additional written notice at least ten (10) days prior to the closing of the Acquisition of such fact. In such event, notwithstanding any other provision of this Warrant to the contrary, Holder may immediately exercise this Warrant in the manner specified in this Warrant with such exercise effective immediately prior to closing of the Acquisition. If Holder elects not to exercise this Warrant, then this Warrant will terminate immediately prior to the closing of the Acquisition. Notwithstanding any other provision of this Warrant to the contrary if the Acquirer refuses to assume this Warrant in connection with such Acquisition, other than in connection with an Excluded Acquisition (as defined below), then effective as of the date that is ten (10) days prior to the closing of such Acquisition, the Holder shall have the option to elect to exercise this Warrant pursuant to Section 1.1.1 for a number of Shares determined using as the “Fair Market Value” the difference between the Acquisition consideration payable for one Share and the Warrant Price. As used herein, an “Excluded Acquisition” means, an Acquisition where the consideration that the holders of the Shares are entitled to receive on account of the Shares consists entirely of cash and/or shares of common stock that are publicly traded on a national exchange and where the shares, if any, receivable by the Holder of this Warrant were the Holder to exercise this Warrant in full immediately prior to the closing of such Acquisition may be publicly re-sold by the Holder in their entirety within the three (3) months following such closing pursuant to Rule 144 or an effective registration statement under the Act.”

3. This Amendment is not an agreement to any further or other amendment of the Warrant. This Amendment contains the entire agreement of the parties for the amendment of the Warrant, superseding all negotiations, prior discussions, and preliminary agreements made prior to the date hereof. In executing this Agreement, neither party is relying on any promise or commitment of the other party that is not in writing signed by the other party. The parties agree that except as expressly amended in this Amendment, the Warrant, as amended, remains in full force and effect and is ratified and confirmed.

4. Each party represents and warrants to the other that when executed, this Amendment will be a duly authorized, legal, valid, and binding obligation of such party enforceable in accordance with its terms.

5. This Agreement may be executed in one or more counterparts, and by separate parties on separate counterparts, all of which shall constitute one and the same agreement.

[end of amendment—signature page follows]

This Amendment No. 1 to Warrant to Purchase Common Stock is executed and delivered as of the date first written above.

Biolase, Inc.		Comerica Ventures Incorporated

By:	Frederick D. Furry	By:	LaReeda V. Rentie
Name:	Frederick D. Furry	Name:	LaReeda V. Rentie
Title:	Chief Financial Officer	Title:	Assistant Vice President